Snipp Signs Six-Figure, Five-Year Worldwide Loyalty

Agreement With a European Credit Card Services Provider

WASHINGTON, Aug. 10, 2017 (GLOBE NEWSWIRE) -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a five-year contract (the “Contract”) with a European credit card services provider (the “Customer”). Snipp is particularly pleased to sign a company of this caliber, which is a successful issuer of international credit cards and prepaid cards, as well as a leading expert in customer loyalty with over 50 years of experience in the space. The new client has an established customer base in the commerce, service and travel sectors.

The Contract is a five-year worldwide agreement with the objective of having one loyalty platform for all the customers’ internal and external loyalty activities. The agreement commences with loyalty programs for two retailers, leveraging Snipp’s capabilities to develop and maintain a real time multi-channel loyalty platform, including gift-card management with bonus and payment functionality as well as integration of several third party systems.

Atul Sabharwal, CEO of Snipp, said, “Expanding our relationship with a loyalty-program expert is a gratifying seal of approval for our expanded product offerings. We have implemented loyalty programs for multiple brands in the past few years, but this agreement provides further proof of our clients’ growing confidence in the SnippLoyalty platform. Our platform is the most advanced product in its class, with realtime multi-channel, multi-currency and multi-lingual functionality. Snipp has now successfully implemented our loyalty solutions across multiple brands, hundreds of online and physical stores locations and in ten languages. We look forward to deploying our loyalty expertise for this credit card giant and believe that this will provide a great benchmark as we grow our international footprint.”

The Company is also pleased to announce further strengthening of is financial position following the recent successful closing of the CAD $4,500,000 non-brokered private placement. This funding significantly strengthened the balance sheet of the Company and also enabled it to pay down outstanding obligations to Silicon Valley Bank (SVB), which graciously agreed to waive non-compliance by the Company under the terms of its existing credit facility with SVB, which if not waived, would constitute an event of default under the facility.

“The access to funds under the credit facility is important as our book of business continues to rapidly grow, and we would like to thank Silicon Valley Bank for their flexibility and ongoing support of our business and vision,”said Atul Sabharwal, CEO of Snipp. “This type of funding gives us the ability to pursue longterm opportunities, which are front-end loaded in terms of expense, but result in high-margin returns as the contracts mature. We now have the resources in place for many quarters of growth.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com